The Quigley Corporation



2003 Annual Report

The Nature of Human Health

The Quigley Corporation (Nasdaq: QGLY) is a Natural Health Medical Science Company that manufactures and markets cold remedy brands through its over-the-counter consumer healthcare segment, health and wellness supplements through its Darius International Inc. subsidiary and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.[1]

the QUIGLEY Corporation

Each company uses a natural science approach in product development and marketing — '*The Nature of Human Health.*'

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies. Darius International is a direct selling subsidiary featuring natural health and wellness products sold through a global network of independent representatives. Quigley Pharma is a subsidiary involved in the research of various naturally derived patented compounds with the goal of developing them into ethical pharmaceutical drugs. Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

TABLE OF CONTENTS

1. See "Certain Risk Factors" on page 18

PROGRESS MADE & ...GOALS MET

TO OUR STOCKHOLDERS:

The Quigley Corporation is in the midst of a transformation, combining our proven experience in natural health remedies with the goal of diversification into the ethical pharmaceutical drug market.

It's both an exciting and rewarding time. The Company's cold remedy (COLD-EEZE®) business unit net sales of $20.5 million was a significant improvement in 2003 with a 46% increase in net sales over 2002. Equally as important, our health and wellness business unit, Darius International Inc., produced sales of $21.0 million and a 38% improvement over 2002. They continue to be poised for future growth.

Even with these improvements in our base business units, 2003 saw our attention sharply focused on our newest subsidiary, Quigley Pharma Inc. As a business, Quigley Pharma is planning to occupy a unique niche in the pharmaceutical industry with its focus on natural sources for medicinal substances and the goal of being first-in-category to treat ailments with few treatment alternatives. We are taking steps to position the Company for success by establishing a diversified development pipeline. As opposed to many start-up pharmaceutical or biotech companies, our Company has two established businesses providing a revenue stream in support of research and development, future growth and success.

Though less than three years old, Quigley Pharma has already made considerable progress, and in 2003 began the process of obtaining FDA approval to initiate human subject trials in the United States for its diabetic neuropathy compound, while expanding the development pipeline by obtaining protection with three (3) new United States patents.

The two most important and exciting Quigley Pharma developments in 2003 include a pre-clinical study of a nasal spray formulation showing high-level effectiveness in preventing several strains of Influenza and the completion of a Phase II diabetic neuropathy proof-of-concept study conducted in France. The results of this study demonstrated that patients receiving the active formula fared substantially better in their quality of life and symptom assessments than those receiving placebo.

Other compounds in the Quigley Pharma development pipeline include those for herpes simplex virus-1, psoriasis/eczema and a compound to relieve radiation dermatitis, a skin irritation resulting from continued ionizing radiation exposure.



"As opposed to many start-up pharmaceutical or biotech companies, our Company has two established businesses providing a revenue stream in support of research and development, future growth and success."

— *Guy J. Quigley*

Our efforts to become a diversified pharmaceutical company, with both consumer healthcare and an ethical pharmaceutical focus, moves ahead solidly and sensibly, grounded in good science and strong business fundamentals. Our goal of offering focused, profitable growth has been realized in 2003 – progress has been made, with goals met.

Thank you for your ongoing support.



Guy J. Quigley
President, Chairman & Chief Executive Officer





Pictured from left to right:

George J. Longo
Vice President,
Chief Financial Officer & Director

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

Rounsevelle W. Schaum
Director,
Chairman of
Newport Capital Partners, Inc.

Jacqueline F. Lewis
Director,
President of C.P.C. Associates, Inc.

Guy J. Quigley
President,
Chairman & Chief Executive Officer

(not pictured)
Terrence O. Tormey
Director,
President of TOTormey, Inc.


C112
R902

THE *nature* OF HUMAN HEALTH

Quigley's focus on Natural Health Medical Science combined with an ethical pharmaceutical focus has been realized in its wholly-owned subsidiary, Quigley Pharma. The Company is positioning to achieve the goal of developing potential ethical pharmaceutical drugs based on its R&D strength and specialization in natural-source medicinals. Quigley's financial footing and history of proven success in launching first-in-category health solutions gives the Pharma subsidiary its foundation.

Solid progress has been made in 2003, with many important milestones achieved through on-going research and scientific investigation. Three of the more notable are:

DIABETIC NEUROPATHY [1]

Positive results were achieved in a Phase II proof-of-concept study involving QR-333, a topical treatment to help patients manage the effects of diabetic peripheral neuropathy. The independent study in France involved 30 patients randomized into a double-blind placebo-controlled trial. It concluded that subjects using QR-333 had 67 percent of their symptoms improve, strongly suggesting efficacy. The results have been accepted for presentation at the Diabetes 2004 Conference, March 23-27, 2004, in Nice, France. Quigley Pharma is in the process of submitting an Investigational New Drug (IND) application to the FDA to further study and develop this formula as a prescription drug. The Company received U.S. patent protection in 2003. Diabetes afflicts 15.7 million people in the U.S. alone with sixty to seventy percent of diabetics likely to suffer mild to severe nervous system damage and pain from diabetic neuropathy during the course of their illness.[1,2]

1. See "Certain Risk Factors" on page 18
2. From data compiled 1995-1998: National Institute of Diabetes & Digestive and Kidney Diseases (NIDDK)

Influenza 'A'[1]

A British study involving a prophylaxis experiment with animals indicates the use of the QR-435 test compound in intranasal spray to be 100 percent effective in preventing infection from the Influenza 'A' virus in a recipient animal when exposed to other, previously infected animals. The study also found the same spray could prevent an infected animal, when treated, from transmitting the type 'A' virus to other animals. These results provide encouragement to study and determine appropriate human doses. A second independent in-vitro analysis showed this same compound offers significant virucidal activity against the Urbani strain of Severe Acute Respiratory Syndrome (SARS). This potential expanded use for this Quigley Pharma compound to include Corona viruses such as SARS broadens the potential application of this formula.



Under the leadership of **Dr. Richard Rosenbloom, MD, Ph.D.**, Quigley Pharma's Chief Operating Officer, the Company will be pursuing its main interest, which is medical discovery.

"The widening of the antiviral spectrum of this compound... is a significant step forward. It is rather unusual to have a broad spectrum antiviral drug."

— *Dr. John S. Oxford, Chief Study Investigator*

Radiation Dermatitis[1]

A Quigley Pharma compound to treat ionizing radiation induced skin irritation is in pre-clinical development. This novel, first-in-kind topical treatment would be unique in the marketplace, pending regulatory clearance. Radiation dermatitis can occur through exposure to therapeutic or non-therapeutic ionizing radiation. This compound's impact in preventing or treating radiation dermatitis in these and other individuals could be significant.

These and similar, naturally-derived formulations under development best exemplify a Quigley Pharma hallmark – the unique blending of nature's remedies with life science technology to improve human health.

1. See "Certain Risk Factors" on page 18

Mission Statement

The Mission of Quigley Pharma is to provide **naturally derived** prescription drugs that dramatically improve the quality of life and health of those in need through meticulous scientific research and development. Discovery will focus on the **identification, isolation and direct use** of **active medicinal substances**. One aspect of this research will focus on the combination of isolated active constituents and whole plant components. The search for new, natural sources of medicinal substances will focus not only on world plants, fungi and other natural substances, but an intense investigation into traditional medicinals and historic therapeutics.



COLD REMEDY
AND HEALTH & WELLNESS PRODUCTS

Two units form the core of The Quigley Corporation consumer healthcare business segment. Cold remedy products are marketed under the COLD-EEZE® brand trademark and health and wellness products are marketed by Darius International Inc. through its subsidiary Innerlight Inc. Both units provide a revenue stream and foundation that allows Quigley to pursue pharmaceutical development in order to achieve its goal of greater profitability.[1]



DARIUS INTERNATIONAL

NATURAL ENHANCEMENTS FOR *human wellness*

A wide range of health and wellness products are sold by Darius' subsidiary Innerlight Inc. through a network of independent representatives that balance the highly seasonal revenues from COLD-EEZE cold remedies. Innerlight products address the demand for natural supplements that support health and wellness.



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ANNUAL SALES IN MILLIONS

In 2003, the number of independent representatives grew while making a major $21 million contribution to Company sales. International sales increased, positioning Darius for future growth. The recent introduction of the StarTan™ Home Tanning System, a product on the leading edge of health and beauty trends, further demonstrates the commitment to growth within this business unit.

The financial performance of this segment continues to reinforce the strategic vision of The Quigley Corporation diversification plan begun in 2000.

1. See "Certain Risk Factors" on page 18



COLD-EEZE®

FROM *natural* REMEDIES TO *modern medicine*

2003 clearly marked a renaissance of the COLD-EEZE product line. On-going marketing innovation has helped achieve greater brand recognition and broad consumer acceptance of the COLD-EEZE cold remedy brand. COLD-EEZE net sales grew 46% in 2003, propelling the brand to finish third across all cough/sore throat drops and among the top 15 branded cold remedies in overall total dollar sales nationally.[2]



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ANNUAL SALES IN MILLIONS

Cold-Eeze

The success of the COLD-EEZE brand can be attributed to the dynamic contemporary redesign of our packaging, consistent and targeted advertising, effective use of medical spokespersons and the extension of the COLD-EEZE brand family with new flavors, nasal spray and KIDZ-EEZE™ sore throat pops.

It is readily apparent that COLD-EEZE is becoming a "household name." The "original zinc lozenge" remains the #1 Pharmacist Recommended Zinc Cold Remedy, as voted by *Pharmacy Times* magazine perenially since 1998. It also enjoys the recommendation of thousands of medical professionals. But perhaps most importantly, consumer brand loyalty is well above the norm, as 90% of COLD-EEZE users will use it for their next cold.[3]

On-going efforts to extend distribution and availability of the COLD-EEZE brand into "on-the-go" locations, including convenience stores, travel, college bookstores, etc., has expanded COLD-EEZE's user base. These new selling locations combined with promising line extensions demonstrate the growth potential of the cold remedy segment. COLD-EEZE represents the confirmation of Quigley's commitment to turn science and research into successful national brands.

2. IRI statistics - Total FDMx Dollar Volume (52 weeks ending January 25, 2004)

3. Quantitative Research... Taylor Nelson Intersearch Corp.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

OVERVIEW

The Quigley Corporation, (the "Company"), headquartered in Doylestown, Pennsylvania, is a leading marketer and distributor of a diversified range of health and homeopathic products.

The Company's business interests comprise three segments, being cold-remedy, health and wellness and ethical pharmaceutical.

The COLD-EEZE® product continues to be the primary product of the cold-remedy segment and is available in lozenge, sugar-free tablet and nasal spray form. The COLD-EEZE Nasal Spray and the KIDZ-EEZE™ Sore Throat products were both launched in the third quarter of 2003 in preparation for the cold season. The efficacy of the COLD-EEZE product was established following the publication of the second double-blind study in July 1996. A 2002 study also found that the use of COLD-EEZE to treat a cold statistically reduced the use of antibiotics for respiratory illnesses by 92% when COLD-EEZE is administered as a first line treatment approach to the common cold. In May 2003, the Company announced the findings of a prospective study, conducted at the Heritage School facility in Provo, Utah, in which 178 children ages 12 to 18 years were given COLD-EEZE lozenges both symptomatically and prophylactically from October 5, 2001 to May 30, 2002. The study found a 54% reduction in the most frequently observed cold duration. Those subjects not receiving treatment most frequently experienced symptom duration at 11 days compared with 5 days when lozenges were administered, a reduction of 6 days.

COLD-EEZE is distributed through numerous independent, chain drug, food and discount stores throughout the United States. Net sales of the cold-remedy segment increased 46% in 2003 over the prior year, resulting in net sales in 2003 of $20,474,969 compared to $14,050,967 in 2002. This increase reflects the strategic decision by management to provide improved support to the segment through increased media advertising and co-operative advertising promotions with our customer base. Additionally, revenues were assisted by media attention afforded to potential cold and influenza outbreaks that were expected during the 2003/2004 cold season.

The Company continues to use the resources of independent national and international brokers to represent the Company's COLD-EEZE products, which provides cost efficiencies that benefit the Company.

During 2003, the Company continued the process of the registration of the COLD-EEZE products in the United Kingdom as a pharmacy drug and incurred approximately $400,000 in related expenses.

Darius, through Innerlight Inc., is a direct selling company specializing in the development and distribution of proprietary health and wellness products primarily within the United States with the commencement of international business activity during the second quarter of 2003. Net sales of the health and wellness segment in 2003 were $21,024,194 an increase of 38% over the 2002 net sales of $15,220,813. The growth of this segment in 2003 was attributable to the recruitment of increasing numbers of active independent representatives along with the Company commencing international business during the second quarter of 2003.

The establishment of an ethical pharmaceutical subsidiary, Pharma, may enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development. During the course of 2003, the Company was assigned three patents and filed three patent applications, two with the Patent Office of the United States Commerce Department and one within the European Community. Research and development costs relating to projects being undertaken by Pharma increased in 2003 over the prior year as a result of increased study activity in various areas of interest.

Manufacturing for all the Company's products is done by outside sources. The lozenge form of COLD-EEZE® is manufactured by a contract manufacturer, a significant amount of whose revenues are from the Company, with other forms and products produced by different manufacturers.

Operating expenses during 2003 increased over those of 2002 due to increased advertising and increased research and development costs related to the study activities of Pharma.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities in order to continue to compete on a national and international level.

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock, which investment is accounted for on the cost basis method.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

FIN 46R, Consolidation of Variable Interest Entities – an interpretation of ARB 51 (revised December 2003)

In December, 2003 the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that Scandasystems, a related party (See note 14), may qualify as a variable interest entity and we may initially consolidate Scandasystems beginning with our quarter ending March 31, 2004. Due to the fact that the company has no long-term contractual commitments or guarantees, our maximum exposure to loss is insignificant.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." (SFAS No. 150)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on its financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

As previously described, the Company is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public and is also involved in the research and development of potential prescription products. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and sales incentives (including coupons, rebates, co-operative advertising and discounts); the classification of advertising expenses; and the fact that all research and development costs are expensed as incurred. Notes to Financial Statements, Note 2, Summary of Significant Accounting Policies, describes the Company's other significant accounting policies.

Revenue Recognition

Cold-remedy sales are recognized at the time ownership and risk of loss is transferred to the customer, which is primarily the time the shipment is received by the customer. In the case of the health and wellness segment sales are recognized at the time goods are shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience.

Advertising

Advertising costs are expensed within the period to which they relate. Advertising expense is made up of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as a deduction from sales; and bonus product, which is accounted for as part of cost of sales. The level of advertising expense to be incurred is determined each period to coincide with management's sales and marketing strategies. Advertising costs incurred for the years ended December 31, 2003, 2002 and 2001 were $5,483,465, $4,794,955 and $3,402,006, respectively. This expense item increased in 2003 due to active media and in-market advertising necessary to promote and support the COLD-EEZE® product. Included in prepaid expenses and other current assets was $68,000 and $236,875 at December 31, 2003 and December 31, 2002, respectively, relating to prepaid advertising expenses.

Research and Development

Research and development costs are charged to operations in the year incurred. Expenditures for the years ended December 31, 2003, 2002 and 2001 were $3,365,698, $2,663,291, and $1,331,639, respectively. Principally, research and development is part of the product research costs related to Pharma and study costs associated with COLD-EEZE. Expenditure for 2003 also includes study costs relating to COLD-EEZE Cold Remedy Nasal Spray. Pharma is currently involved in research activity that is expected to increase significantly over time as product research and testing progresses. The Company is at the initial stages of what may be a lengthy process to develop potential commercial prescription products.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2003 compared with same period 2002

The Company has restated its 2002 consolidated financial statements herein, in order to properly reflect the accounting for certain warrants issued in 2002. See Note 15 to the Consolidated Financial Statements.

Revenues from continuing operations for 2003 were $41,499,163 compared to $29,420,646 for 2002, reflecting an increase of 41% in 2003. Revenues for 2003 comprised $20,474,969 relating to the cold-remedy segment, primarily the COLD-EEZE® product and $21,024,194 from the health and wellness segment, compared to 2002 revenues of $14,199,833 and $15,220,813, by respective segment. The 2002 cold-remedy revenues included an amount of $148,866 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. The 2003 increase in the revenues of the cold-remedy segment may be attributable to management's strategy in supporting the COLD-EEZE product in the marketplace by way of media advertising and ongoing co-operative advertising initiatives with the Company's customer base. The segment may also have been influenced by media attention to the possibility of increased cold and influenza incidences during the 2003/2004 cold season. The health and wellness segment reported significantly increased revenues in 2003 of $5,803,380 over the prior year, primarily due to the continued recruitment by the Company of active independent representatives along with the Company entering the international market during the second quarter of 2003.

Cost of sales from continuing operations for 2003 as a percentage of net sales was 51.8%, compared to 58.8% for 2002. The cost of sales percentage for the cold-remedy segment was reduced in 2003 by 8.2% due to decreased costs of product bonus promotions and considerably reduced royalty charges attributable to the nasal and throat pop products, and also the 2002 amount included charges for inventory obsolescence. The cost of sales percentage for the health and wellness segment decreased in 2003 by 5.2% largely attributable to fluctuations in the commission expense payable to the independent representatives along with charges in 2002 as a result of obsolete inventory on hand.

Selling, marketing and administrative expenses from continuing operations for 2003 were $16,010,164 compared to $14,832,935 in 2002. The increase in 2003 was primarily due to increased media advertising of $845,055 necessary to support the COLD-EEZE product along with increased costs associated with the health and wellness segment of approximately $2,161,000 primarily related to the generation of increased revenues. The 2002 expenses included a non-cash charge of $2,100,000 for warrants granted in connection with consulting services with no comparable charge in 2003.

Research and development costs from continuing operations in 2003 and 2002 were $3,365,698 and $2,663,291, respectively. Principally, the increase of research and development in 2003 was due to increased expenses associated with the ongoing research and clinical activity of Pharma in the amount of $642,983.

During 2003, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,328,608 (58%) of the total operating expenses of $19,375,862, an increase of 2% over the 2002 amount of $11,143,588. The selling, general and administrative expenses related to Darius for 2003 and 2002 were $5,396,696 and $3,235,793, respectively.

Revenues of CPNP (discontinued operations) for the twelve months periods ended December 31, 2003 and 2002 were $59,824, and $2,040,312, respectively, net losses for the same periods were $54,349 and $1,322,355. The results of CPNP are represented as discontinued operations in the Statements of Operations and Balance Sheets.

Total assets of the Company at December 31, 2003 and 2002 were $26,269,759 and $24,934,956, respectively. Working capital increased by $1,595,405 to $18,257,354 at December 31, 2003. The primary influences on working capital during 2003 were: the decrease in cash balances, increased account receivable balances due to increased revenues, reductions in inventory on hand as a result of increased revenues and management control; other current liabilities and accrued royalty and sales commissions both increased due to improved sales activity in 2003.

Twelve months ended December 31, 2002 compared with same period 2001

Revenues from continuing operations for 2002 were $29,420,646 compared to $22,772,214 for 2001, reflecting an increase of 29%. 2002 revenues comprised $14,199,833 relating to the COLD-EEZE® product (cold-remedy segment) and $15,220,813 from Darius (health and wellness segment), compared to 2001 revenues of $16,983,635 and $5,788,579, by respective segment. The 2001 COLD-EEZE revenues included an amount of $1,546,592 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor as compared to $148,866 in 2002. 2002 revenues report a reduction in COLD-EEZE sales of $2,783,802 due to the compression of the cold-remedy category in general despite the increase in the incidences of the common cold. In addition, the weak economic conditions resulted in lower carrying amounts of inventory by our customers and reduced order size and frequency. The health and wellness segment reported significantly increased revenues in 2002 primarily due to strong marketing and promotion programs effected throughout 2002.

Cost of sales from continuing operations for 2002 as a percentage of net sales was 58.8%, compared to 48.2% for 2001. The 2002 increase is primarily due to the effects of the significantly increased revenues from the health and wellness segment whose cost of sales as a percentage of sales were 71% and 67% for 2002 and 2001, respectively, reflecting this segment's lower profit margin compared to that of COLD-EEZE cold-remedy segment.

Selling, marketing and administrative expenses from continuing operations for 2002 were $14,832,935 compared to $10,650,555 in 2001. The increase in 2002 was primarily due to increased advertising of $1,392,952 necessary to support the COLD-EEZE product and a non-cash charge of $2,100,000 in 2002 for warrants granted in connection with consulting services.

Research and development costs from continuing operations in 2002 and 2001 were $2,663,291 and $1,331,639, respectively. Principally, the increase of research and development in 2002 was due to expenses associated with the ongoing research and clinical activity of Pharma in the amount of $1,096,492.

During 2002, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,143,588 (64%) of the total operating expenses of $17,496,226, an increase of 60% over the 2001 amount of $6,983,346. The selling, general and administrative expenses related to Darius for 2002 and 2001 were $3,235,793 and $2,457,236, respectively.

Revenues of Caribbean Pacific Natural Products, Inc. (discontinued operations) for the twelve months ended December 31, 2002 and 2001 were $2,040,312, and $2,176,470, respectively, net losses for the same periods were $1,322,355 and $718,156. The loss relating to 2002 includes an amount of $633,233 relating to the asset impairment. The results of Caribbean Pacific Natural Products are represented as discontinued operations in the statements of operations with balance sheet items being represented as assets held for sale and liabilities associated with assets held for sale.

Total assets of the Company at December 31, 2002 and 2001 were $24,934,956 and $24,755,795, respectively. Working capital decreased by $1,963,872 to $16,661,949 at December 31, 2002. The primary influences on working capital during 2002 were: the increase in cash balances, which was assisted by exercises of warrants and options during 2002; reductions in inventory on hand; increased advertising accruals due to increased activity; and increased liabilities resulting from the fair value of warrants granted associated with consulting services.

MATERIAL COMMITMENTS AND SIGNIFICANT AGREEMENTS

The Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future. A significant amount of the revenues received by the facility producing the COLD-EEZE® lozenge is from the Company.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

There are significant royalty and commission agreements between the Company and the developer of the Company's COLD-EEZE zinc gluconate glycine lozenge products. The Company has entered into royalty and consulting agreements with the developer that requires payment of 5% on sales collected, less certain deductions, and with the founders, who are officers, directors and stockholders of the Company, who share a commission of 5% on sales collected, less certain deductions. The agreements with the developers expire in 2007, and with the founders in 2005.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during 2003 and 2002 were $880,091 and $678,454, respectively. Amounts payable under such agreement at December 31, 2003 and 2002 were $68,388 and $63,866, respectively.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. Amounts paid or payable under such agreement during the twelve month period ended December 31, 2003 were $26,613, with zero in the 2002 comparable period. An amount of $1,613 relating to this agreement was accrued or payable at December 31, 2003.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2003, 2002 and 2001, of $255,078, $236,304 and $218,456, respectively. The future minimum lease obligations under these operating leases are approximately $565,000.

The Company has approximate future obligations relating to research and development and property leases, over the next five years, as follows:

Year	Research and Development	Property Leases	Total
2004	$ 1,500,000	$ 212,000	$ 1,712,000
2005	–	198,000	198,000
2006	–	98,000	98,000
2007	–	57,000	57,000
2008	–	–	–
Total	$ 1,500,000	$ 565,000	$ 2,065,000

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $18,257,354 and $16,661,949 at December 31, 2003 and 2002, respectively. Changes in working capital overall have been primarily due to the following items: cash balances have decreased by $1,504,991, account receivable balances increased by $3,673,760 due to increased revenues in 2003, particularly the fourth quarter, inventory decreased by $773,858 due to increased sales activity and the management of inventory levels. Total cash balances at December 31, 2003 were $11,392,089 compared to $12,897,080 at December 31, 2002.

Management believes that its revised strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the health and wellness business segment, adequate manufacturing capacity, growth in international sales together with its current working capital should provide an internal source of capital to fund the Company's business operations. The cold-remedy and health and wellness *segments contribute current expenditure support in relation to the ethical pharmaceutical segment. In addition to* anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales, revenues or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations along with its current cash balances will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs should be passed on to its customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest earning marketable securities.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's product, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

CERTAIN RISK FACTORS

The Quigley Corporation makes no representation that the U.S. Food and Drug Administration or any other regulatory agency will grant an Investigational New Drug ("IND") or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in-vitro tests do not necessarily mean the formula test compound, referenced herein will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

RESPONSIBILITY *for*

FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.



Guy J. Quigley
Chairman of the Board
President, Chief Executive Officer
March 26, 2004



George J. Longo
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 26, 2004

REPORT *of*

INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE QUIGLEY CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of The Quigley Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 15, the Company's 2002 consolidated financial statements have been restated to revise the accounting for certain warrants.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 26, 2004

CONSOLIDATED

BALANCE SHEETS

	December 31, 2003	December 31, 2002 (Restated – Note 15)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,392,089	$ 12,897,080
Accounts receivable (net of doubtful accounts of $808,812 and $737,782)	7,861,883	4,188,123
Inventory	3,752,903	4,526,761
Prepaid expenses and other current assets	733,597	490,117
Assets of discontinued operations	–	374,007
TOTAL CURRENT ASSETS	23,740,472	22,476,088
PROPERTY, PLANT AND EQUIPMENT – net	2,418,159	2,336,736
OTHER ASSETS:		
Goodwill	30,763	30,763
Other assets	80,365	1,000
Assets of discontinued operations	–	90,369
TOTAL OTHER ASSETS	111,128	122,132
TOTAL ASSETS	$ 26,269,759	$ 24,934,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 524,136	$ 394,675
Accrued royalties and sales commissions	1,594,457	1,146,495
Accrued advertising	1,354,536	1,559,575
Accrued consulting	–	975,000
Other current liabilities	2,009,989	1,353,383
Liabilities of discontinued operations	–	385,011
TOTAL CURRENT LIABILITIES	5,483,118	5,814,139
COMMITMENTS AND CONTINGENCIES (Note 12)		
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000; Issued: 16,149,079 and 16,102,670 shares	8,074	8,051
Additional paid-in-capital	34,281,449	33,290,222
Retained earnings	11,685,277	11,010,703
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	20,786,641	19,120,817
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,269,759	$ 24,934,956

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS *of* OPERATIONS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
NET SALES	$41,499,163	$29,271,780	$21,225,622
LICENSING FEES	–	148,866	1,546,592
TOTAL REVENUE	41,499,163	29,420,646	22,772,214
COST OF SALES	21,487,763	17,208,836	10,220,849
GROSS PROFIT	20,011,400	12,211,810	12,551,365
OPERATING EXPENSES:			
Sales and marketing	6,166,318	4,941,174	3,220,789
Administration	9,843,846	9,891,761	7,429,766
Research and development	3,365,698	2,663,291	1,331,639
TOTAL OPERATING EXPENSES	19,375,862	17,496,226	11,982,194
INCOME (LOSS) FROM OPERATIONS	635,538	(5,284,416)	569,171
INTEREST AND OTHER INCOME	93,385	152,313	364,949
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	728,923	(5,132,103)	934,120
INCOME TAXES	–	–	–
INCOME (LOSS) FROM CONTINUING OPERATIONS	728,923	(5,132,103)	934,120
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	(54,349)	(689,122)	(718,156)
Loss on impairment related to investment in sun-care and skincare operations	–	(633,233)	–
NET INCOME (LOSS)	$ 674,574	$(6,454,458)	$ 215,964
Basic earnings per common share:			
Income (loss) from continuing operations	$ 0.06	$ (0.47)	$ 0.09
Loss from discontinued operations	–	(0.12)	(0.07)
Net Income (loss)	$ 0.06	$ (0.59)	$ 0.02
Diluted earnings per common share:			
Income (loss) from continuing operations	$ 0.05	$ (0.47)	$ 0.09
Loss from discontinued operations	–	(0.12)	(0.07)
Net Income (loss)	$ 0.05	$ (0.59)	$ 0.02
Weighted average common shares outstanding:			
Basic	11,467,087	10,893,944	10,675,153
Diluted	14,910,246	10,893,944	10,750,687

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS *of*

STOCKHOLDERS' EQUITY

	Common Stock Shares	Issued Amount	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total
BALANCE JANUARY 1, 2001	10,655,153	$7,636	$28,871,887	$(25,158,028)	$17,249,197	$20,970,692
Treasury stock	(30,000)			(30,131)		(30,131)
Shares issued for net assets acquired	50,000	25	43,725			43,750
Net income					215,964	215,964
BALANCE DECEMBER 31, 2001	10,675,153	7,661	28,915,612	(25,188,159)	17,465,161	21,200,275
Tax benefits from options, warrants & common stock			828,177			828,177
Tax benefit allowance			(828,177)			(828,177)
Warrants issued for service (Restated – Note 15)			1,125,000			1,125,000
Proceeds from options and warrants exercised	781,464	390	3,249,610			3,250,000
Net loss					(6,454,458)	(6,454,458)
BALANCE DECEMBER 31, 2002 (Restated – Note 15)	11,456,617	8,051	33,290,222	(25,188,159)	11,010,703	19,120,817
Tax benefits from options, warrants & common stock			133,014			133,014
Tax benefit allowance			(133,014)			(133,014)
Warrants issued for service			975,000			975,000
Proceeds from options and warrants exercised	46,409	23	16,227			16,250
Net income					674,574	674,574
BALANCE DECEMBER 31, 2003	11,503,026	$8,074	$34,281,449	$(25,188,159)	$11,685,277	$20,786,641

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS *of* CASH FLOWS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
OPERATING ACTIVITIES:			
Net income (loss)	$ 674,574	$(6,454,458)	$ 215,964
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations:			
Loss from discontinued operations	54,349	689,122	718,156
Loss on impairment related to discontinued operations	–	633,233	–
Depreciation and amortization	473,593	409,068	458,741
Compensation satisfied with common stock warrants	–	2,100,000	–
Bad debts provision	71,030	18,472	183,014
(Increase) decrease in assets:			
Accounts receivable	(3,744,790)	(31,201)	(448,426)
Inventory	773,858	1,564,459	862,832
Prepaid expenses and other current assets	(243,480)	958,040	(328,528)
Increase (decrease) in liabilities:			
Accounts payable	129,461	(424,130)	11,769
Accrued royalties and sales commissions	447,962	277,874	(541,126)
Accrued advertising	(205,041)	890,783	(1,069,081)
Other current liabilities	656,608	508,922	(412,175)
Total adjustments	(1,586,450)	7,594,642	(564,824)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(911,876)	1,140,184	(348,860)
INVESTING ACTIVITIES:			
Capital expenditures	(555,016)	(580,861)	(343,614)
Cost of net assets acquired	–	–	(30,763)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(555,016)	(580,861)	(374,377)
FINANCING ACTIVITIES:			
Proceeds from exercises of options and warrants	16,250	3,250,000	–
Repurchase of common stock	–	–	(30,131)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	16,250	3,250,000	(30,131)
NET CASH USED IN DISCONTINUED OPERATIONS	(54,349)	(596,548)	(844,911)
NET (DECREASE) INCREASE IN CASH	(1,504,991)	3,212,775	(1,598,279)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	12,897,080	9,684,305	11,282,584
CASH & CASH EQUIVALENTS, END OF PERIOD	$11,392,089	$12,897,080	$9,684,305

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Quigley Corporation (www.quigleyco.com, the "Company"), organized under the laws of the state of Nevada, is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public, and the research and development of potential prescription products. The Company is organized into three business segments, which are, cold-remedy, health and wellness, and ethical pharmaceutical. For the fiscal periods presented, the Company's revenues have come from the Company's cold-remedy business segment and the health and wellness business segment.

The Company's principal cold-remedy product, COLD-EEZE®, a zinc gluconate glycine formulation (ZIGG™) is an over-the-counter consumer product used to reduce the duration and severity of the common cold and is sold in lozenge, sugar-free tablet and nasal spray forms and is proven in two double-blind clinical studies to reduce the duration and severity of common cold symptoms by nearly half.

Darius was formed in January 2000 to introduce new products to the marketplace through a network of independent distributors. Darius is a direct selling organization specializing in proprietary health and wellness products, which commenced shipping product to customers in the third quarter of 2000. The continued success of this segment is dependent, among other things, on the Company's ability to recruit and maintain active independent representatives; to continue to make available new and innovative products and services; continue to conform with domestic and international regulatory agencies; and to maintain and improve adequate system capabilities. The foregoing risks could result in significant reductions in revenues and profitability of the health and wellness segment.

The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products.

In January 2001, the Company formed an ethical pharmaceutical unit, Pharma, a wholly-owned subsidiary of the Company, the ethical pharmaceutical segment, that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. The establishment of a dedicated pharmaceutical subsidiary may enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development. At this time, three patents have been issued and assigned to the Company resulting from research activity of Pharma.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"), a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). See discussion in Notes to Financial Statements, Note 3 - Discontinued Operations.

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

The Company competes with suppliers varying in range and size in the cold-remedy products arena. Because COLD-EEZE® has been clinically proven, it offers a significant advantage over other suppliers in the over-the-counter cold-remedy market. The Company has several Broker, Distributor and Representative Agreements, both nationally and internationally and the product is distributed through numerous independent and chain drug and discount stores throughout the United States.

The Company continues to use the resources of independent national and international brokers complementing its own in-house personnel to represent the Company's over-the-counter cold-remedy products, thereby saving capital and other ongoing expenditures that would otherwise be incurred.

Pharma, a wholly owned subsidiary of the Company, the ethical pharmaceutical segment, is currently undergoing research and development activity in compliance with regulatory requirements. The Company is at the initial stages of what may be a lengthy process to develop these patent applications into a line of naturally-derived patented prescription drugs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position, consolidated results of operations and consolidated cash flows, for the periods indicated, have been made. Prior period amounts have been reclassified to conform with this presentation.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"), a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share.

The Company owns 19.5% of Suncoast's issued and outstanding capital stock, which investment is accounted for on the cost basis method. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations and the Consolidated Balance Sheets.

On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company, located in Utah, involved in the direct marketing and distribution of health and wellness products. This acquisition required cash payments that approximated $110,000 and 50,000 shares of the Company's stock issued to the former owners of the net assets acquired. The net assets acquired included assets totaling $536,000 and liabilities assumed approximating $416,000. Also required were payments totaling $540,000 for the use of product formulations; consulting; confidentiality and a non-compete agreement. To maintain the continuous application of these arrangements, fees of 5% on net sales collected must be paid to the former owners which are expensed as incurred. The operating results have been included in the Company's Consolidated Statements of Operations from the date of acquisition. Prior to January 1, 2002, the excess of cost over net assets acquired had been subject to amortization on a straight-line basis over a period of 15 years. Subsequent to 2001, the account will only be reduced if the value becomes impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") method of determining cost for all inventories. Inventories included raw material amounts of approximately $729,000 and $337,000 at December 31, 2003 and 2002, respectively.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

Goodwill and Intangible Assets

Patent rights have been amortized on a straight-line basis over the period of the related licensing agreements, which approximated 67 months and were fully amortized as of March 2002. Amortization costs incurred for the twelve months periods ended December 31, 2003, 2002 and 2001, were zero and $21,940 and $87,761, respectively.

As of December 31, 2003 and December 31, 2002, intangible assets consist of goodwill of $30,763. Goodwill is not amortized but reviewed for impairment when events and circumstances indicate the carrying amount may not be recoverable or on an annual basis. In 2002, the Company realized an impairment loss of $296,047 relating to goodwill in CPNP, which was reflected in discontinued operations.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with four major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 23% for the years ended December 31, 2003 and 2002, and 35% for the year ended December 31, 2001. Customers comprising the five largest accounts receivable balances represented 34% and 44% of total trade receivable balances at December 31, 2003 and 2002, respectively. During 2003, approximately 97% of the Company's revenues originated in the United States with the remainder being attributable to international trade.

The Company currently uses separate suppliers to produce COLD-EEZE® in lozenge, sugar-free tablet and nasal spray form. The Company's revenues are currently generated from the sale of the COLD-EEZE product with the remaining revenue coming from the health and wellness segment. The lozenge form is manufactured by a contract manufacturer, a significant amount of whose revenues are from the Company. The other forms are manufactured by third parties that produce a variety of other products for other customers. Should these relationships terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Raw material used in the production of the product is available from numerous sources. Currently, it is being procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply the contract manufacturer with the ingredients, other sources have been identified.

Darius' product for resale is sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with product, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Long-lived Assets

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows, a loss is recognized in the Statement of Operations. In 2002, in addition to its goodwill impairment loss in CPNP, the Company realized an additional impairment loss of $337,186 from its investment in CPNP, which was reflected in discontinued operations. The total impairment loss of $633,233 was reflected in discontinued operations.

Revenue Recognition

Sales are recognized at the time ownership is transferred to the customer, which for the cold-remedy segment is the time the shipment is received by the customer and for the health and wellness segment, when the product is shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience. Total revenues for the twelve months periods ended December 31, 2003, 2002 and 2001 include amounts of zero, $148,866 and $1,546,592, respectively, as a result of the settlement of the infringement suit, related to licensing fees, against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor.

Shipping and Handling

Product sales relating to health and wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For cold-remedy products, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date of the Company's public inception. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2003, 2002 and 2001 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income (loss)			
As reported	$ 674,574	$ (6,454,458)	$ 215,964
Compensation expense	(2,026,720)	(2,072,220)	(244,000)
Pro forma	$ (1,352,146)	$ (8,526,678)	$ (28,036)
Basic earnings (loss) per share			
As reported	$ 0.06	$ (0.59)	$ 0.02
Pro forma	$ (0.12)	$ (0.78)	–
Diluted earnings (loss) per share			
As reported	$ 0.05	$ (0.59)	$ 0.02
Pro forma	$ (0.12)	$ (0.78)	–

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of 424,000, 477,000 and 400,000 stock options were granted to employees and non-employees in 2003, 2002 and 2001, respectively.

Royalties

The Company includes royalties and founders commissions incurred as cost of sales based on agreement terms.

Advertising

Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising costs incurred for the years ended December 31, 2003, 2002 and 2001 were $5,483,465, $4,794,955 and $3,402,006, respectively. Included in prepaid expenses and other current assets was $68,000 and $236,875 at December 31, 2003 and 2002 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2003, 2002 and 2001 were $3,365,698, $2,663,291 and $1,331,639, respectively. Principally, the increase in research and development costs in 2003 was due to expenses incurred as part of the product research costs related to Pharma and study costs associated with COLD-EEZE®. Pharma is currently involved in research activity following patent applications that the Company has acquired and research and development costs, relating to potential products, are expected to increase significantly over time as product research and testing continues.

Income Taxes

The Company utilizes an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. See Notes to Financial Statements, Note 8 - Income Taxes for further discussion.

NOTE 3 – DISCONTINUED OPERATIONS

Effective July 1, 2000, the Company acquired a 60% ownership position of CPNP and was accounted for by the purchase method of accounting and accordingly, the operating results were included in the Company's consolidated financial statements from the date of acquisition. This majority ownership position required a cash investment that approximated $812,000 and the provision for a $1 million line of credit, collateralized by inventory, accounts receivable and all other assets of CPNP. The net assets of CPNP at the acquisition date principally consisted of a product license and distribution rights with no recorded value, inventory and fixed assets of $312,915 and $510,000 of working capital with a contribution to minority interest of $329,166.

In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast. In exchange for its 60% equity interest in CPNP, the Company received: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock valued at $79,365, which investment is accounted for on the cost basis method, representing the Company's share of the fair value of Suncoast at the time the transaction was recorded, this amount is included in Other Assets in the Consolidated Balance Sheets. During August 2003, a registration statement was filed but an effective date has not been determined. The disposal of CPNP was completed in order to allow the Company to focus resources on other activities and clinical research and development.

Sales of CPNP for all periods commencing on the date of acquisition on July 1, 2000 up to date of disposal on January 22, 2003, were $5,075,472, cumulative net losses during that period were $2,232,620. The loss includes an amount of $633,233 relating to the asset impairment, reported in 2002. Revenues of CPNP for the twelve months periods ended December 31, 2003, 2002 and 2001 were $59,824 and $2,040,312 and $2,176,470, respectively, net losses for the same periods $54,349, $1,322,355 and $718,155, respectively. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations and in the Consolidated Balance Sheets.

The major classes of balance sheet items of discontinued operations at December 31, 2002 were inventory, accounts receivable, property, plant and machinery and accounts payable.

NOTE 4 – SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Other.

The Company has divided its operations into three reportable segments as follows: The Quigley Corporation (cold-remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (health and wellness), whose business is the sale and direct marketing of a range of health and wellness products and Pharma, (ethical pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

As discussed in Notes to Financial Statements, Note 3 - Discontinued Operations, the Company disposed of its sun-care and skincare segment.

Financial information relating to 2003, 2002 and 2001 continuing operations by business segment follows:

As of and for the twelve months ended December 31, 2003	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$20,474,969	$21,024,194	–	–	$41,499,163
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	1,699,378	1,791,454	$(2,855,294)	–	635,538
Depreciation	318,419	155,174	–	–	473,593
Capital expenditures	414,129	140,887	–	–	555,016
Total assets	$24,892,338	$ 3,881,970	–	$(2,504,549)	$26,269,759

As of and for the twelve months ended December 31, 2002	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$14,199,833	$15,220,813	–	–	$29,420,646
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	(4,839,359)	1,103,610	$(1,604,753)	$ 56,086	(5,284,416)
Depreciation	262,724	124,404	–	–	387,128
Capital expenditures	290,983	289,878	–	–	580,861
Total assets	$26,223,476	1,401,867	–	$(2,690,387)	$24,934,956

As of and for the twelve months ended December 31, 2001	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$16,983,635	$ 5,788,579	–	–	$22,772,214
Inter-segment	116,385	(176,412)	–	$ 60,027	–
Segment operating profit (loss)	1,638,264	(729,374)	$ (467,436)	127,717	569,171
Depreciation	269,392	74,269	–	–	343,661
Capital expenditures	176,282	167,332	–	–	343,614
Total assets	$26,726,729	$ 826,946	–	$(2,797,880)	$24,755,795

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:	December 31, 2003	December 31, 2002
Land	$ 152,203	$ 152,203
Buildings and improvements	1,513,958	1,503,641
Machinery and equipment	1,432,818	1,061,852
Computer software	570,001	462,032
Furniture and fixtures	195,000	180,287
	3,863,980	3,360,015
Less: accumulated depreciation	1,445,821	1,023,279
Property, plant and equipment, net	$ 2,418,159	$ 2,336,736

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $473,593, $387,128, and $343,661, respectively.

NOTE 6 – OTHER CURRENT LIABILITIES

Included in other current liabilities are $458,359 and $177,366 related to accrued compensation at December 31, 2003 and 2002, respectively.

NOTE 7 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000, was valued at the fair value of these shares at the date of the grant. This asset value was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expire in 2005.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014.

The expenses for the respective periods relating to such agreements amounted to $1,805,294, $1,421,475, and $1,399,847, for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts accrued for these expenses at December 31, 2003 and 2002 were $915,109 and $603,387, respectively.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2003 and 2002, apportioned between related party and other balances, are as follows:

	2003	2002
Related party balances	$ 456,748	$ 301,695
Other non-related party balances	1,137,709	844,800
Total accrued royalties and sales commissions	$ 1,594,457	$ 1,146,495

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Current:			
Federal	–	–	–
State	–	–	–
	–	–	–
Deferred:			
Federal	$ (660,321)	$ (700,798)	$ 340,861
State	(71,457)	133,544	(24,977)
	(731,778)	(567,254)	315,884
Valuation allowance	731,778	567,254	(315,884)
Total	–	–	–

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Statutory rate	$ 247,834	$ (1,744,916)	$ 317,600
State taxes net of federal benefit	(47,162)	88,139	(17,134)
Permanent differences and other	(932,450)	1,089,523	15,418
	(731,778)	(567,254)	315,884
Less valuation allowance	731,778	567,254	(315,884)
Total	–	–	–

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Net operating loss carry-forward	$ 5,313,829	$ 4,459,068	$ 3,082,051
Consulting costs	–	380,250	305,019
Bad debt expense	331,849	187,992	263,654
Other	381,802	152,788	133,943
Valuation allowance	(6,027,480)	(5,180,098)	(3,784,667)
Total	–	–	–

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. Certain tax benefits for option and warrant exercises totaling $1,871,986 are deferred and will be credited to additional-paid-in-capital when existing net operating losses are used. The cumulative tax deduction attributable to options, warrants and restricted stock is $47,520,526, which resulted in the net operating loss carry-forwards that approximate $13.6 million for federal purposes, of which $3.5 million will expire in 2019, $4.0 million in 2020, $6.1 million in 2022 and $13.8 million for state purposes, of which $9.7 million will expire in 2009, $3.0 million in 2010, and $1.1 million in 2012. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 9 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	Year Ended December 31, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001		
	Income	Shares	EPS	Loss	Shares	EPS	Income	Shares	EPS
Basic EPS	$0.7	11.5	$0.06	$(5.1)	10.9	$(0.47)	$0.9	10.7	$0.09
Dilutives:									
Options and Warrants	–	3.4		–	–		–	0.1	
Diluted EPS	$0.7	14.9	$0.05	$(5.1)	10.9	$(0.47)	$0.9	10.8	$0.09

Options and warrants outstanding at December 31, 2003, 2002 and 2001 were 4,601,000, 4,262,500 and 4,014,000, respectively, but were not included in the 2002 computation of diluted earnings per share because the effect was anti-dilutive.

NOTE 10 – STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2001 and provides for the granting of up to three million shares to employees. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 424,000, 477,000 and 400,000 options were granted under this Plan during the years ended December 31, 2003, 2002 and 2001, respectively.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2003, 2002 and 2001 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts as displayed in Notes to Financial Statements, Note 2 – Summary of Significant Accounting Policies.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility ranging between 67.9% and 120% for the year ended December 31, 2003, ranging between 108.0% and 119.2% for the year ended December 31, 2002 and 58.9% for the year ended December 31, 2001; expected dividend yield of 0% and risk-free interest rate of between 3.37% and 4.5% for the year ended December 31, 2003, expected dividend yield of 0% and risk-free interest rate ranging between 4.06% and 4.51% for the year ended December 31, 2002, expected dividend yield of 1.5% and risk-free interest rate of 4.36% for the year ended December 31, 2001, based on the expected life of the option. The impact of applying SFAS No. 123 in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996 and additional stock options awards are anticipated in future years. All options were immediately vested upon grant.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:

Year Ended December 31, 2003:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	3,363	$4.45	900	$8.86	4,263	$5.38
Additions/deductions:						
Granted	394	8.11	280	9.35	674	8.63
Exercised	16	0.83	35	1.00	51	0.95
Cancelled	255	5.35	30	3.25	285	5.13
Options/warrants outstanding at end of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Options/warrants exercisable at end of period	3,486		1,115		4,601	
Weighted average fair value of grants	$4.78		$1.63		$3.47	
Price range of options/warrants exercised	$0.81 - $ 1.26		$0.81 - $ 1.26		$0.81 - $ 1.26	
Price range of options/warrants outstanding	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	
Price range of options/warrants exercisable	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	

Year Ended December 31, 2002:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	3,009	$4.32	1,005	$6.73	4,014	$4.92
Additions/deductions:						
Granted	432	5.26	1,045	8.12	1,477	7.28
Exercised	58	1.68	800	4.72	858	4.51
Cancelled	20	9.84	350	10.00	370	10.00
Options/warrants outstanding at end of period	3,363	$4.45	900	$8.86	4,263	$5.38
Options/warrants exercisable at end of period	3,363		900		4,263	
Weighted average fair value of grants	$4.34		$0.84		$1.87	
Price range of options/warrants exercised	$0.81 - $ 5.13		$ 1.75 - $ 6.50		$ 0.81 - $ 6.50	
Price range of options/warrants outstanding	$0.81 - $10.00		$ 0.81 - $11.50		$ 0.81 - $11.50	
Price range of options/warrants exercisable	$0.81 - $10.00		$ 0.81 - $11.50		$ 0.81 - $11.50	

Year Ended December 31, 2001:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	2,747	$4.68	1,370	$5.42	4,117	$4.93
Additions/deductions:						
Granted	355	1.26	45	1.26	400	1.26
Exercised	–	–	–	–	–	–
Cancelled	93	3.35	410	1.75	503	2.05
Options/warrants outstanding at end of period	3,009	$4.32	1,005	$6.73	4,014	$4.92
Options/warrants exercisable at end of period	3,009		1,005		4,014	
Weighted average fair value of grants	$0.69		$0.69		$0.69	
Price range of options/warrants exercised	–		–		–	
Price range of options/warrants outstanding	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Price range of options/warrants exercisable	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2003:

	Employees			Non-Employees		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.81 - $2.50	1,627,500	4.3	$ 1.62	35,000	7.4	$ 1.00
$5.13 - $9.68	1,523,500	7.0	$ 7.09	580,000	1.3	$ 8.70
$10.00 - $11.50	335,000	3.3	$10.00	500,000	1.8	$10.75
	3,486,000			1,115,000		

Options and warrants outstanding as of December 31, 2003, 2002 and 2001 expire from March 7, 2004 through October 29, 2013, depending upon the date of grant.

During 1999, the Company implemented a defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions. The Company's contribution cost to the plan in 2003 and 2002 was approximately $201,000 and $179,000, respectively.

NOTE 11 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the Plan until December 31, 2003, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during either 2003 or 2002, an amount of 30,000 shares were repurchased during 2001 at a cost to the Company of $30,131.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share) represented by 486,862 shares returned to treasury.

On April 9, 2002, The Quigley Corporation entered into an agreement with Forrester Financial LLC, ("Forrester") providing for Forrester to act as a financial consultant to the Company. The consulting agreement commenced as of March 7, 2002 for a term of twelve months, but may be terminated by the Company in its sole discretion at any time. As compensation for services to be provided by Forrester to the Company, the Company granted to Forrester, or its designees, warrants to purchase up to a total of 1,000,000 shares of the Company's common stock. The Company's financial statements reflect a $1,125,000 (restated) non-cash charge in 2002 resulting from the granting and exercising of these warrants. The warrants have three exercise prices, 500,000 warrants exercisable at $6.50 per share, which were exercised in May 2002 resulting in cash to the Company in the amount of $3,250,000, 250,000 warrants exercisable at $8.50 per share, and 250,000 warrants exercisable at $11.50 per share. The warrants were initially exercisable until the earlier to occur of (i) March 6, 2003 or (ii) the termination of the Consulting Agreement.

On December 7, 2002, Forrester commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester against The Quigley Corporation. This action was terminated with prejudice by Forrester as part of its Amended and Restated Warrant Agreement (the "Amended Agreement") with The Quigley Corporation on February 2, 2003 whereby certain warrants that were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50) are no longer cancelable by the Company. As an additional part of this agreement, Forrester was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share. As a result of this Amended Agreement the Company recorded a further non-cash charge of $975,000 (restated) in the fourth quarter of 2002, amounting to a total expense of $2,100,000, classified as administrative expense in the Consolidated Statement of Operations, relating to this warrant agreement in 2002. Additionally, $975,000 is reflected in the Consolidated Balance Sheet at December 31, 2002, which represented the value of the unexercised warrants and is included in accrued liabilities. On March 7, 2003 this liability was converted to equity.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2003, 2002 and 2001, of $255,078, $236,304 and $218,456, respectively. The Company has approximate future obligations over the next five years as follows:

Year	Research and Development	Property Leases	Total
2004	$ 1,500,000	$ 212,000	$ 1,712,000
2005	–	198,000	198,000
2006	–	98,000	98,000
2007	–	57,000	57,000
2008	–	–	–
Total	$ 1,500,000	$ 565,000	$ 2,065,000

Additional advertising and research and development costs are expected to be incurred during the remainder of 2004.

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000 was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expire in 2005.

The expenses for the respective periods relating to such agreements amounted to $1,805,294, $1,421,475 and $1,399,847, for the twelve months periods ended December 31, 2003, 2002 and 2001, respectively. Amounts accrued for these expenses at December 31, 2003 and December 31, 2002 were $915,109 and $603,387, respectively.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2003, 2002 and 2001 were $880,091, $678,454 and $448,647, respectively. Amounts payable under such agreement at December 31, 2003 and December 31, 2002 were $68,388 and $63,866, respectively.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. Amounts paid or payable under such agreement during the twelve month period ended December 31, 2003 were $26,613, and zero in the 2002 and 2001 comparable periods. An amount of $1,613 relating to this agreement was accrued or payable at December 31, 2003.

Tesauro and Eley

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections thereby narrowing Plaintiffs' Complaint. In May, 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November, 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January, 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims.

Discovery has been completed and trial has been scheduled to commence in May 2004. The Company is vigorously defending this lawsuit and believes that the action lacks merit. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

Goldblum and Wayne

A Special Meeting of the Quigley stockholders was held on October 15, 1999, at which a majority of the shares entitled to vote adopted a Corrective Action Proposal (initially reported in the Company's Form 10-Q for the quarter ending June 30, 1999) to ratify actions previously taken by the Company relating to the 1990 1 for 2.74 reverse split, the 1995 1 for 10 reverse split (the "Reverse Splits") and the 1997 1 for 2 forward split (the "Forward Split"). Pursuant to the October 15, 1999 Special Meeting, the Company authorized the filing of a declaratory judgment action in Nevada to determine the effectiveness of the Corrective Action.

In August 2000, the District Court of Clark County, Nevada, held that it had jurisdiction to decide the Company's declaratory judgment action filed in April, 2000, against two putative shareholders (Thomas Goldblum and Alan Wayne), in which the Company seeks a judicial declaration that, based on stockholder approval of the Corrective Action Proposal, the Reverse Splits and Forward Split satisfy and/or comply with Nevada law and that the capitalization of Quigley evidenced by the issued and outstanding shares of common stock and common stock warrants is as reflected on Quigley's stock transfer ledger on September 10, 1999, the record date of the Special Meeting. The District Court of Clark County held a hearing on this matter on March 19, 2002 and ruled in favor of The Quigley Corporation. A final judgment has been entered of record by the Court on June 21, 2002. The period for appeal of this order to the Nevada Supreme Court has expired.

An underlying claim filed by Goldblum and Wayne in the Court of Common Pleas of Montgomery County, Pennsylvania on March 17, 1996 alleging that the plaintiffs became owners of 500,000 shares each of the Company's common stock in or about 1990 and requested damages in excess of $100,000 for breach of contract and conversion.

The Company believed that the plaintiffs' claims were without merit, barred by the applicable statutes of limitations, and that the plaintiffs were, in any event, limited to claims for approximately 36,000 shares.

The Company vigorously defended this lawsuit through trial during January 2004, when a jury returned a unanimous verdict in favor of the Company. Thereafter, the plaintiffs filed a motion for post-trial relief as a first step toward an appeal, which the Company regards as without merit and will oppose. Although the Company regards any effort by plaintiffs to pursue an appeal as lacking merit and based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome of this appeal can be made.

LITIGATION — FORMER EMPLOYEE

On April 12, 2002, the Company commenced a complaint in Equity in the Court of Common Pleas of Bucks County, PA against the former President of Darius International Inc., its wholly owned subsidiary, following termination of such President. The allegations in the complaint include, but are not limited to, an alleged breach of fiduciary duty owed to the Company. The Company is seeking both injunctive and monetary relief. On or about May 1, 2002, the defendant filed a counterclaim requesting that the Court declare him the lawful owner of 55,000 stock options, unspecified damages relating to an alleged breach of an oral contract and for commissions allegedly owed. In addition, the Defendant requests the return of certain intellectual property used to commence and continue Darius' operations.

The Corporation believes Defendant's claims are without merit, is vigorously defending the counterclaims and is prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

NOTE 13 – TERMINATED LEGAL PROCEEDINGS

MIKE FORAN
VS.
INNERLIGHT INC., DARIUS INTERNATIONAL INC., AND THE QUIGLEY CORPORATION

On August 1, 2003, an action was filed with the American Arbitration Association by Mike Foran against Innerlight Inc., a wholly owned subsidiary of Darius International Inc., which is a wholly owned subsidiary of the Company. After a hearing before the United States District Court for the District of Utah, Central Division, Foran withdrew his complaint against The Quigley Corporation and the matter was remanded to arbitration. Discovery began on December 1, 2003 and was completed on December 22, 2003. Based on the discovery of all of defendants' documents and defendants' depositions and after interviewing Innerlight Inc.'s witnesses, the Company upon advice of counsel settled the action for $290,000 and reinstated Foran as an independent representative.

Negotiations leading to settlement were completed by December 31, 2003 and a Settlement Agreement was entered effective January 18, 2004. As part of the Settlement Agreement, Mr. Foran completely released Innerlight Inc. and The Quigley Corporation from any claim arising out of the action instituted by him on August 1, 2003 and also any claim he may have asserted against Innerlight Inc. or The Quigley Corporation.

INTERVENTION, INC.

An action was filed by Intervention, Inc. on July 2, 2002 in Contra Costa County Superior Court under the California Unfair Competition Law, Business and Professions Code, Section 17200. The Complaint claims that COLD-EEZE® does not contain ionic zinc and therefore does not have the unique quality the Company asserts for it. The Complaint purports to attack The Cleveland Clinic Study titled Zinc Gluconate Lozenges for Treating the Common Cold and the Dartmouth Study, Zinc Gluconate and The Common Cold, A Controlled Clinical Study. The plaintiff claims that the Dartmouth Study is not double-blind and is not randomized. The plaintiff also claims that The Cleveland Clinic Study is untrue and deceptive because it did not conclude that patients "starting treatments" with zinc had a 42% reduction in duration of the common cold and, also, because the 42% reduction in common cold duration is not a reference to average of cold duration but rather is a reference to the reduction in median duration. There is also a claim by the plaintiff that there is an implied claim that the results in the studies have been confirmed by repetition which plaintiff contests.

On the 3rd day of July, 2003, the Contra Costa County Superior Court upon Motion of The Quigley Corporation issued a Summary Judgment in favor of The Quigley Corporation. On October 24, 2003, Intervention, Inc. filed an appeal to the California Court of Appeals from the Summary Judgment issued in favor of The Quigley Corporation. In March 2004, the appeal was withdrawn, with prejudice.

NOTE 14 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has sales brokerage and other arrangements with entities whose major stockholders are also stockholders of The Quigley Corporation, or are related to a major stockholder, officer and director of the Company. Commissions and other items expensed under such arrangements for the twelve months periods ended December 31, 2003, 2002 and 2001 were zero and $36,979 and $160,034, and are included in sales and marketing, and administration expense classifications in the Consolidated Statements of Operations. Amounts payable under such agreements at December 31, 2003 and December 31, 2002 were zero.

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, are to share a total commission of five percent (5%), on sales collected, less certain deductions until the termination of this agreement on May 31, 2005. For the years ended December 31, 2003, 2002 and 2001, amounts of $889,340, $692,766 and $651,614, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2003 and 2002 were $456,748 and $301,695, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $369,000, $309,493 and $281,250 have been paid to a related entity during 2003, 2002 and 2001, respectively to assist with the regulatory aspects of obtaining such licenses.

NOTE 15 – RESTATEMENT

During 2003, the Company changed its accounting for certain warrants issued in 2002 in exchange for services. Due to a cancellation clause in the warrant agreement, the warrants should have been treated as contingently issuable and subject to variable accounting, rather than the fixed accounting initially applied. The 2002 consolidated financial statements have been restated to reflect the accounting for these warrants. The restatement had no effect on the net loss for the year ended December 31, 2002. The effects of this restatement are summarized below.

	As Previously Reported	As Restated
Balance Sheet		
Accrued consulting	$ 1,673,000	$ 975,000
Total current liabilities	6,512,139	5,814,139
Additional paid-in-capital	32,592,222	33,290,222
Total stockholders' equity	$ 18,422,817	$ 19,120,817

NOTE 16 – QUARTERLY INFORMATION (UNAUDITED)

The Company has restated its 2002 consolidated financial statements in order to properly reflect the accounting for certain warrants issued in 2002.

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2003				
Net sales	$ 8,191,092	$ 7,004,580	$ 9,912,227	$ 16,391,264
Gross profit	3,694,110	2,765,589	4,487,847	9,063,854
Administration	2,441,720	2,311,887	2,046,915	3,043,324
Operating expenses	4,616,219	3,849,747	4,372,646	6,537,250
Income (loss) from operations	(922,109)	(1,084,158)	115,201	2,526,604
Income (loss) from continuing operations	(892,212)	(1,055,141)	134,129	2,542,147
Net income (loss)	$ (946,561)	$ (1,055,141)	$ 134,129	$ 2,542,147
Basic EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Net income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Diluted EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17
Net income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17

	Quarter Ended March 31		Quarter Ended June 30	
	As Previously Reported	As Restated	As Previously Reported	As Restated
2002				
Net sales	$ 4,984,532	$ 4,984,532	$ 5,053,622	$ 5,053,622
Gross profit	2,438,036	2,438,036	1,627,890	1,627,890
Administration	2,514,847	3,969,847	1,735,878	1,390,878
Operating expenses	4,212,159	5,667,159	2,999,511	2,654,511
Income (loss) from operations	(1,774,123)	(3,229,123)	(1,371,622)	(1,026,622)
Income (loss) from continuing operations	(1,735,759)	(3,190,759)	(1,333,979)	(988,979)
Net income (loss)	$ (1,700,768)	$ (3,155,768)	$ (1,450,220)	$ (1,105,220)
Basic EPS				
Income (loss) from continuing operations	$ (0.16)	$ (0.30)	$ (0.12)	$ (0.10)
Net income (loss)	$ (0.16)	$ (0.30)	$ (0.13)	$ (0.10)
Diluted EPS				
Income (loss) from continuing operations	$ (0.16)	$ (0.30)	$ (0.12)	$ (0.10)
Net income (loss)	$ (0.16)	$ (0.30)	$ (0.13)	$ (0.10)

	Quarter Ended September 30		Quarter Ended December 31	
	As Previously Reported	As Restated	As Previously Reported	As Restated
2002				
Net sales	$ 7,834,325	$ 7,834,325	$ 11,399,301	$ 11,399,301
Gross profit	3,111,062	3,111,062	5,034,822	5,034,822
Administration	1,987,058	1,367,058	3,653,978	3,163,978
Operating expenses	3,441,779	2,821,779	6,842,777	6,352,777
Income (loss) from operations	(330,717)	289,283	(1,807,954)	(1,317,954)
Income (loss) from continuing operations	(288,853)	331,147	(1,773,512)	(1,283,512)
Net income (loss)	$ (500,395)	$ 119,605	$ (2,803,075)	$ (2,313,075)
Basic EPS				
Income (loss) from continuing operations	$ (0.03)	$ 0.03	$ (0.16)	$ (0.12)
Net income (loss)	$ (0.05)	$ 0.01	$ (0.26)	$ (0.21)
Diluted EPS				
Income (loss) from continuing operations	$ (0.03)	$ 0.02	$ (0.16)	$ (0.12)
Net income (loss)	$ (0.05)	$ 0.01	$ (0.26)	$ (0.21)

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. On January 22, 2003, the Company completed the sale of its 60% equity interest in Caribbean Pacific Natural Products, Inc. to Suncoast Naturals, Inc. by exchanging its 60% controlling interest in Caribbean Pacific Natural Products, Inc. for 750,000 Shares of Common Stock and 100,000 Shares of Redeemable Preferred Stock of Suncoast Naturals, Inc. This transaction reflects the operation results and impairment losses of Caribbean Pacific Natural Products, Inc. as discontinued operations of the Company for all periods presented.

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

As of and for the three months ended December 31, 2003	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 11,040,653	$ 5,350,611	–	–	$ 16,391,264
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	3,239,962	54,325	$ (767,681)	–	2,526,606
Depreciation	83,349	41,504	–	–	124,853
Capital expenditures	98,476	46,432	–	–	144,908
Total assets	$ 24,892,338	$ 3,881,970	–	$ (2,504,549)	$ 26,269,759

As of and for the three months ended December 31, 2002 (Restated – Note 15)	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 6,782,664	$ 4,616,637	–	–	$ 11,399,301
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	(1,020,196)	172,362	$ (485,590)	$ 15,470	(1,317,954)
Depreciation	72,091	40,811	–	–	112,902
Capital expenditures	119,432	28,921	–	–	148,353
Total assets	$ 26,223,476	$ 1,401,867	–	$ (2,690,387)	$ 24,934,956

As of and for the three months ended December 31, 2001	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 6,536,445	$ 1,763,209	–	–	$ 8,299,654
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	1,893,169	(354,104)	$ (161,182)	–	1,377,883
Depreciation	67,485	20,477	–	–	87,962
Capital expenditures	21,512	34,432	–	–	55,944
Total assets	$ 26,726,729	$ 826,946	–	$ (2,797,880)	$ 24,755,795

MARKET *for the* COMPANY'S
COMMON EQUITY *and* RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Company's Common Stock, $.0005 par value, is currently traded on the NASDAQ National Market under the trading symbol "QGLY". The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	Common Stock			
	2003		2002	
Quarter Ended	High	Low	High	Low
March 31	$ 7.76	$ 4.71	$ 7.20	$ 2.03
June 30	$ 8.22	$ 5.39	$ 8.82	$ 5.40
September 30	$ 10.51	$ 6.75	$ 8.00	$ 3.05
December 31	$ 11.12	$ 7.32	$ 7.05	$ 2.40

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on the NASDAQ National Market and consequently stock prices are available daily as generated by the National Market established quotation system.

HOLDERS

As of December 31, 2003, there were approximately 360 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

DIVIDENDS

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

SELECTED
FINANCIAL DATA

The following table sets forth the selected financial data of the Company for, and at the end of the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

(Amounts in thousands, except per share data)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
STATEMENT OF INCOME DATA:					
Net sales	$ 41,499	$ 29,272	$ 21,226	$ 15,527	$ 21,574
Total revenue	41,499	29,421	22,772	15,527	21,574
Gross profit	20,011	12,212	12,551	9,411	13,240
Income (loss) – continuing operations	729	(5,132)	934	(5,059)	(4,204)
Loss – discontinued operations [1]	(54)	(1,322)	(718)	(137)	–
Net income (loss)	$ 675	$ (6,454)	$ 216	$ (5,196)	$ (4,204)
Basic earnings (loss) per share:					
Continuing operations	$ 0.06	$ (0.47)	$ 0.09	$ (0.48)	$ (0.37)
Discontinued operations	–	$ (0.12)	$ (0.07)	$ (0.01)	–
Net income (loss)	$ 0.06	$ (0.59)	$ 0.02	$ (0.49)	$ (0.37)
Diluted earnings (loss) per share:					
Continuing operations	$ 0.05	$ (0.47)	$ 0.09	$ (0.48)	$ (0.37)
Discontinued operations	–	$ (0.12)	$ (0.07)	$ (0.01)	–
Net income (loss)	$ 0.05	$ (0.59)	$ 0.02	$ (0.49)	$ (0.37)
Weighted average shares outstanding:					
Basic	11,467	10,894	10,675	10,551	11,352
Diluted	14,910	10,894	10,751	10,551	11,352

	As of December 31, 2003	As of December 31, 2002 (Restated – Note 15) [2]	As of December 31, 2001	As of December 31, 2000	As of December 31, 1999
BALANCE SHEET DATA:					
Working capital	$ 18,257	$ 16,662	$ 18,626	$ 18,622	$ 23,621
Total assets	26,270	24,935	24,756	26,056	33,271
Stockholders' equity	$ 20,787	$ 19,121	$ 21,200	$ 20,971	$ 26,216

(1) In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

(2) As further discussed in Note 15, the Company has restated its 2002 consolidated financial statements in order to properly reflect the accounting for certain warrants issued in 2002.

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director,
President of C.P.C. Associates, Inc.

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President of TOTormey, Inc.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1111

Investors seeking additional information about the Company may call or write to:

Lippert/Heilshorn & Associates
800 Third Avenue
17th Floor
New York, NY 10022
Telephone: 212-838-3777

Stock Exchange Listing
NASDAQ National Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Accountants
PricewaterhouseCoopers LLP
Philadelphia, PA 19103

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome Rosenzweig & Wolosky LLP
New York, NY 10022

The Quigley Corporation
Kells Building • 621 Shady Retreat Road • PO Box 1349 • Doylestown, PA 18901
Phone 215.345.0919 • www.quigleyco.com